UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 55654 / April 23, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12608

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In the Matter of   :
                                                   :
FINANCIALWEB.COM, INC.,   :   ORDER MAKING FINDINGS
NET COMMAND TECH, INC., and   :   AND REVOKING REGISTRATION
PENINSULA HOLDINGS GROUP LTD.   :   BY DEFAULT

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SUMMARY

This Order revokes the registration of Respondents FinancialWeb.com, Inc. ("FWEB"),[1] Net Command Tech, Inc. ("NCDT"), and Peninsula Holdings Group Ltd. ("PHGTA") (collectively, "Respondents"). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission ("Commission").

I. BACKGROUND

The Commission initiated this proceeding on April 4, 2007, with an Order Instituting Proceedings ("OIP"), pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"). The OIP alleges that each Respondent is a corporation with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has failed to file required annual and quarterly reports with the Commission for three or more years. All Respondents were served with the OIP by April 7, 2007, in accordance with 17 C.F.R. § 201.141(a)(2)(ii).[2] To date, none of the Respondents has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2).[3] Accordingly,

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[1] The short form of each issuer's name is also its stock symbol.

[2] PHGTA was served with the OIP on April 6, and the remaining Respondents, on April 7, by USPS Express Mail attempted delivery, at "the most recent address shown on [each] entity's most recent filing with the Commission . . . ." See 17 C.F.R. § 201.141(a)(2)(ii).

[3] Respondents were advised that each Respondent that fails to file an Answer within ten days of being served with the OIP would be deemed to be in default, and the undersigned would enter an order revoking the registration of its stock. See FinancialWeb.com, Inc., Admin. Proc. No. 3-12608 (A.L.J. Apr. 9, 2007) (unpublished).

Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

FWEB (CIK No. 1083758)[4] is a revoked Nevada corporation located in Altamonte Springs, Florida. Its common stock has been registered with the Commission pursuant to Exchange Act Section 12(g) since 1999. FWEB is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[5] for the quarter ended June 30, 2000. That Form 10-QSB reported a net loss of $10 million for the prior six months. FWEB stock is quoted on the Pink Sheets.[6]

NCDT (CIK No. 816239) is a dissolved Florida corporation located in St. Petersburg, Florida. Its common stock is registered with the Commission pursuant to Exchange Act Section 12(g). NCDT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the quarter ended March 31, 1999, which reported a net quarterly loss of $386,989. NCDT stock is quoted on the Pink Sheets.[7]

PHGTA (CIK No. 1108107) is a revoked Nevada corporation located in Boca Raton, Florida. Its common stock is registered with the Commission pursuant to Exchange Act Section 12(g). PHGTA is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2003, which reported an operating loss of $2.8 million for fiscal year 2003. The company also failed to make any periodic filings for the periods ended December 31, 2001 through and including September 30, 2003. PHGTA stock is quoted on the Pink Sheets.[8]

III. CONCLUSIONS OF LAW

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[4] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[5] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a). Issuers' filings, such as Forms 10-K, 10-Q, 10-KSB, and 10-QSB are publicly available on the Commission's EDGAR website.

[6] FWEB's annual high was 0.01 cents; it last traded, at that price, on February 7, 2007. http://www.pinksheets.com/quote/quote.jsp?symbol=FWEB (last visited Apr. 23, 2007).

[7] NCDT's annual high was 5 cents; it last traded at 3 cents on March 26, 2007. http://www.pinksheets.com/quote/quote.jsp?symbol=NCDT (last visited Apr. 23, 2007).

[8] PHGTA's annual high was 1 cent; it last traded at 0.01 cents on April 18, 2007. http://www.pinksheets.com/quote/quote.jsp?symbol=PHGTA (last visited Apr. 23, 2007).

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Communications, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 83 SEC Docket 3586, 3590 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 83 SEC Docket at 3590-91 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the common stock of FINANCIALWEB.COM, INC., IS REVOKED;

the REGISTRATION of the common stock of NET COMMAND TECH, INC., IS REVOKED; and the REGISTRATION of the common stock of PENINSULA HOLDINGS GROUP LTD. IS REVOKED.

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Carol Fox Foelak
Administrative Law Judge